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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                           Redwood Microcap Fund, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)


                           (CUSIP Number 758058 10 1)

                                   John Gibbs
                                807 Wood n Creek
                                Ardmore, OK 74301
                                 (580) 226-7534
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [ ]

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                                Page 1 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 2 of 8 Pages
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1.     Names of Reporting Persons: John Gibbs I.R.S. Identification Nos. of
       Above Persons (entities only)

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

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3.     SEC Use Only

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4.     Source of Funds
       PF, OO

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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       29(d) or 2(e)    [ ]

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6.     Citizenship or Place of Organization: United States


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                               7.     Sole Voting Power 822,212
       Number
      of Shares
    Beneficially               -----  ------------------------------------------
     Owned by                  8.     Shared Voting Power 2,499,544
       Each
     Reporting                 -----  ------------------------------------------
      Person                   9.     Sole Dispositive Power 822,212
       With
                               -----  ------------------------------------------
                               10.    Shared Dispositive Power 2,499,544

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11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 3,321,756

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12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares
       (See Instructions)      [ ]

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13.    Percent of Class Represented by Amount in Row 11: 100%

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14.    Type of Reporting Person (See Instructions): IN

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                                Page 2 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 3 of 8 Pages
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1.     Names of Reporting Persons: Gibbs Holdings, LLC
       I.R.S. Identification Nos. of Above Persons (entities only): 20-2541867

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2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

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3.     SEC Use Only

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4.     Source of Funds
       OO

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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       29(d) or 2(e)    [ ]

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6.     Citizenship or Place of Organization: United States


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                               7.     Sole Voting Power 0
       Number
      of Shares
    Beneficially               -----  ------------------------------------------
     Owned by                  8.     Shared Voting Power 2,499,544
       Each
     Reporting                 -----  ------------------------------------------
      Person                   9.     Sole Dispositive Power 0
       With
                               -----  ------------------------------------------
                               10.    Shared Dispositive Power 2,499,544

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11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,499,544

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12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares
       (See Instructions)      [ ]

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13.    Percent of Class Represented by Amount in Row 11: 100%

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14.    Type of Reporting Person (See Instructions): OO

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                                Page 3 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 4 of 8 Pages
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ITEM 1.   SECURITY AND ISSUER

          (a)  Name of Issuer: Redwood Microcap Fund, Inc. ("RWMC")

          (b)  Address of Issuer's Principal Executive Offices:

                    6180 Lehman Drive, #103
                    Colorado Springs, Colorado 80918

ITEM 2.   Identity and Background

          (a)  Name of Persons Filing:

                    John Gibbs ("Gibbs") and Gibbs Holdings, LLC ("Holdings"), an Oklahoma limited liability company, wholly-owned by John Gibbs, who is also its sole manager. Holdings was organized for the purpose of acquiring shares of RWMC.

          (b)  Residence or business address:

               For both Gibbs and Holdings:

                    807 Wood n Creek
                    Ardmore, OK  73401

          (c)  Principal occupation or employment:

                    John Gibbs is President of TriPower Resources (oil and gas exploration and development) and Vice-President of TDP Energy Company (which owns 100% of TriPower).

                    16 E Street Southwest, Ardmore OK 73401

                    RWMC owns 57.5% of TDP Energy Company

          (d) During the last five years, the reporting person has been convicted in the following criminal proceeding(s) (excluding traffic violations or similar misdemeanors):

                    None

          (e) During the last five years, the reporting person was a party to civil proceeding(s) of a judicial or administrative body of competent jurisdiction and as a result of such proceeding(s) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

                    None

          (f)  Citizenship:

                    United States

                                Page 4 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 5 of 8 Pages
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The consideration used for Gibbs' historical acquisitions of RWMC common stock consisted of shares of TDP Energy Company, the parent of TriPower Resources, Inc., which he sold to RWMC, personal funds and accrued interest on RWMC indebtedness owed to him. The consideration used by Holdings for purchases of RWMC common stock on March 24, 2005, June 21, 2005 and July 11, 2005, as described below, consisted of cash obtained from loans from a commercial bank and promissory notes payable to the sellers.

ITEM 4.   PURPOSE OF TRANSACTION

          At the time of the acquisition of the Convertible Note (and the underlying right to acquire shares of common stock on March 31, 2004) described in Item 5, Gibbs acquired the shares for investment purposes. Subsequent to June 2004, Gibbs began to evaluate possible transactions that might enable him to acquire a majority or all of RWMC.

          On March 24, 2005, Holdings entered into a stock purchase agreement ("Agreement") with John Power, Randy Butchard and Allan Williams (the "Shareholders") whereby Holdings acquired in a "first closing" 901,632 shares of RWMC common stock and agreed to acquire in a "second closing" an additional 670,731 shares of RWMC common stock for an aggregate purchase price of $2,515,781, or $1.60 per share, payable $375,000 in cash and $2,140,781 in promissory notes from Holdings to the Shareholders payable in quarterly installments of $150,000 beginning on the earlier of (i) the date Holdings acquires 100% of the stock of RWMC or (ii) March 24, 2006. The promissory notes are personally guaranteed by Gibbs and secured by the Convertible Note. In the first closing, Holdings paid $375,000 in cash and $1,067,611 in promissory notes and in the second closing $1,703,170 in promissory notes. The purchase of the 670,731 shares in the second closing was subject to Federal Communications Commission approval of a sale of control of RWMC by reason of RWMC's ownership of control of a subsidiary which owns radio stations and associated FCC licenses. Such approval was obtained on June 14, 2005.

          Holdings commenced a cash tender offer for all of the remaining shares of RWMC which expired on June 15, 2005. On June 21, 2005, Holdings purchased 510,165 shares tendered at a price of $1.60 per share or a total of $816,264. On July 11, 2005, Holdings effected a short form merger ("Merger") in which a wholly-owned subsidiary of Holdings merged into RWMC. Under the terms of the Merger all of the remaining outstanding shares of RWMC not owned by Holdings or TDP, consisting of 123,072 shares, have been converted into the right to receive cash of $1.60 per share upon receipt from the record holder of the of the stock certificate for such shares, or a total of $196,915. As a result of the Merger, Holdings is the sole stockholder of RWMC. Effective March 24, 2005, John Power resigned as an officer and director of RWMC and its affiliated entities and John Gibbs was elected President of RWMC. The Board of RWMC consists of its existing remaining independent directors, Joseph O. Smith and Peter Hirschburg.

                                Page 5 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 6 of 8 Pages
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          Gibbs intends to continue the previously stated objective of RWMC, of terminating its registration as an investment company under the Investment Company Act of 1940 ("Act") which, if implemented, will result in RWMC's no longer being required to file reports under the Act and the termination of trading of its common stock on the over-the-counter bulletin board. On July 12, 2005, RWMC filed a Form N-8F application for deregistration as an investment company under the Investment Company Act of 1940.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Gibbs acquired on March 31, 2004, beneficial ownership of 719,000 shares of common stock of RWMC, which he has the right to acquire on conversion of a RWMC convertible note in the amount of $1,230,000 ("Convertible Note") issued to him in 2001 which first became convertible on March 31, 2004. The conversion price for the shares is $1.71 per share. The Convertible Note was issued to Gibbs in exchange for the sale of 15% of the outstanding stock of TDP Energy Company in an arm's length negotiated transaction between Mr. Gibbs and RWMC. Gibbs acquired 87,444 shares for accrued interest on the Convertible Note during the period from original issuance in 2001 through March 31, 2003. Gibbs also acquired 29,200 shares in open market transactions at various prices during the period between December 1996 and February 2004. At March 31, 2004, Gibbs beneficially owned with sole voting and investment power an aggregate of 835,744 shares of common stock, including the 795,194 shares he has the right to acquire upon conversion of, or as interest on, the Convertible Note.

          On September 30, 2004, Gibbs obtained the right to acquire an additional 76,194 shares of common stock issuable to him for accrued interest of $110,801 on the Convertible Note through September 30, 2004. On March, 31, 2005, Gibbs obtained the right to acquire an additional 27,018 shares issuable to him for accrued interest of $36,799 on the Convertible Note for the six months ending March 31, 2005.

          By reason of the acquisitions described above, as of July 11, 2005, Gibbs beneficially owns 3,350,956 shares of RWMC common stock, including 822,212 shares he has the right to acquire on conversion of the Convertible Note and for accrued interest through March 31, 2005, representing 100% of the fully-diluted shares outstanding. Of these shares, 2,293,144 are owned by Holdings with shared voting and dispositive power, 206,400 shares are owned by TriPower with shared voting and investment power and the balance are owned by Gibbs with sole voting and dispositive power.

          Excluding the shares which Gibbs has the right to acquire, as of July 21, 2005, Gibbs beneficially owns 2,499,544 shares of RWMC common stock, representing 100% of the shares outstanding.

                                Page 6 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 7 of 8 Pages
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER

          As described in Item 4, RWMC has applied to the Securities and Exchange Commission to deregister as an investment company under the Investment Company Act of 1940.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following are included as exhibits to this report:

          NO.  DESCRIPTION

          1. Stock Purchase Agreement dated March 24, 2005 between Gibbs Holdings, LLC and the Shareholders named therein. (Incorporated by reference to Exhibit 1 to Schedule 13D filed by Reporting Persons on March 28, 2005)

          2. Form of Pledge and Security Agreement between John Gibbs and the Shareholders. (Incorporated by reference to Exhibit 2 to Schedule 13D filed by Reporting Persons on March 28, 2005)

          3. Offer to Purchase Dated April 25, 2005 (Incorporated by reference to Exhibit (a)(1)(i) to Schedule TO filed by Reporting Persons on April 25, 2005)

          4. Loan Agreement between John D. Gibbs, Susan Y. Gibbs and Gibbs Holdings, LLC and BancFirst and related letter from BancFirst. (Incorporated by reference to Exhibit (b)(1) to Schedule TO filed by Reporting Persons on April 25, 2005)


                                Page 7 of 8 Pages
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CUSIP NO 758058 10 1                   13D                     Page 8 of 8 Pages
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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: July 12, 2005.

                                             /s/ John Gibbs
                                             --------------------------------
                                             John Gibbs

                                             GIBBS HOLDINGS, LLC


                                                  /s/ John Gibbs
                                                  ---------------------------
                                             By:  John Gibbs, Manager












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